RVUE HOLDINGS, INC.
100 NE 3rd Avenue, Suite 200
Fort Lauderdale, FL 33301
(954) 525-6464; Fax (954) 525-4245

November 15, 2010

VIA EGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

RE:	rVue Holdings, Inc.
Form 10-K for the Year ended January 31, 2010
Filed March 11, 2010

Form 8-K
Filed May 19, 2010, as amended
File No. 333-158117

Dear Mr. Spirgel:

rVue Holdings, Inc. (the “Company”) hereby responds to the Staff’s comment letter dated November 5, 2010 regarding the above-referenced Form 10-K and Form 8-K.  Please note that the Company is simultaneously filing Amendment No. 3 to the Current Report on Form 8-K/A (the “8-K/A Amendment”).

For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the response to each comment immediately thereafter.

Form 8-K filed on May 19, 2010 (the “Original Report”)

Item 2.01

1.
We note your response to comment one from our letter dated October 6, 2010, yet believe that a discussion of the material negotiations preceding the reverse merger is important to your investors. Disclosure of the background to the Transaction is important to shareholders to provide them with an understanding of the board’s reasoning behind completely changing the company’s line of business and capitalization.

We have revised the disclosure in the 8-K/A and have added the following additional language under “The Transaction” on page 2.

“Background

Prior to May 13, 2010, the Company was a shell company in the development stage, had no revenue, and its efforts were devoted to entering the automobile exporting business.  During late March 2010 we were approached by representatives of Argo and rVue to consider a transaction and on May 13, 2010 we agreed to acquire the assets of rVue, as described below.  Thereafter, we determined to continue the business of rVue as our sole business and terminated our efforts to enter the automobile export business by selling such business to our controlling stockholder.  Current management was not involved in the evaluation and decision by the prior controlling shareholders, officers and directors to participate in the Asset Purchase and to change the Company’s line of business and capitalization, but current management believes that the acquisition and change in the line of business was desirable as a means to pursue a business with what it believes are greater prospects.”

Larry Spirgel
Assistant Director
Division of Corporation Finance
November 15, 2010

2.
We note your response to comment two from our letter dated October 6, 2010 and the added phrase “The foregoing description of [XXX] does not purport to be complete and is qualified in its entirety by reference to the complete text of [XXX] ... “ throughout your revised filing. In every location, please revise to state, if true, that you disclose all material terms of the item you are attempting to qualify by reference.

We have revised the disclosure in the 8-K/A and removed the reference to incorporating the underlying documents by reference in each location in which such comment appeared and have indicated in each location that the above or foregoing description provides all material terms of the item.

3.
We note your added disclosure under “Lock-Up Agreements” referencing that “an existing shareholder of Argo introduced rVue to an individual who through Paradox, agreed to advance certain bridge loans to rVue while the companies sough to negotiate an asset purchase agreement with Argo, in order to undertake a recapitalization of rVue’s business and operations.” Please note that any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer should be identified as a promoter. Tell us why RAMPartners, Paradox Capital Partners, the Bridge Note Holders or other affiliates of Argo should not be considered promoters in connection with the Transaction.

In response to the comment, we respectfully advise the staff that we believe that neither the issuer nor Paradox, Ramp or the Bridge investors, singly or in conjunction with others, can in any manner be described as having been associated with the formation or business or organization of Argo, rVue, or the issuer.  Furthermore, none of these persons contributed any services or property for which they received in excess of 10% of the issuer’s securities as would be required under an alternative definition of promoter under Rule 405.  We believe that third-party lenders who provide debt financing or who purchase common shares in a private placement are not the equivalent of persons who are responsible for contributing property or services to the organization of a business and are not considered by us to have been promoters or organizers by virtue of providing capital.  Argo and rVue’s business was established years prior to the purchase of the assets by the issuer.  The prior business of the issuer was created years prior to the introduction of the financiers who sought to invest in rVue’s continued business by purchasing securities of the issuer.  Furthermore, it is our understanding that Paradox and Edward Karr acquired a significant amount or their share holdings through private purchases of shares from existing holders of our common stock in privately negotiated transactions and the issuer did not receive any proceeds from such transactions.

Accordingly, we do not consider the persons to be “promoters” as defined by the Securities Act.  The aggregate amount of the holdings in excess of 5% has been disclosed in the filing and we do not believe, since they are not promoters, any further disclosure is required. The affiliates who we consider to be promoters are Mr. Kates, Mr. Loppert and Mr. Sullivan, each of whom have been identified as the executive officers and directors of the company.  We have added additional language in the 8-K/A Amendment confirming that Argo, Jason Kates, Richard Sullivan and David Loppert are considered to be promoters in the following places: (a) footnote (1) on page 3, (b) under the caption “Promoters” on page 4, (c) under the caption “Changes to the Board of Directors and Executive Officers” on page 4, and (d) in footnote 3 to the 5% Owners table under “Security Ownership of Certain Beneficial Owners and Management” on page 30.

Larry Spirgel
Assistant Director
Division of Corporation Finance
November 15, 2010

4.
We note your revised reference to “6,250,000 that are our only shares of registered Common Stock and accordingly are our only shares available for resale without further registration.” 510,000 shares were issued in the company’s IPO. Taking the March 2010 stock dividend into consideration, it would appear that existing shareholders would have held 5,740,000 shares at the time of the Transaction, not 6,250,000. Please advise on this discrepancy. In addition, your characterization of these shares as “registered and available for resale without further registration” is not correct. Only the company’s securities issued in its IPO to non-affiliates are transferable without registration. Please revise.

The dividend was issued on 510,000 existing registered shares.  When the dividend shares of 5,740,000 are added to the existing shares of 510,000 they total 6,250,000, the unrestricted shares outstanding after the stock dividend.  FINRA approved the stock split by virtue of a stock dividend and upon the record date all shareholders of record became eligible to receive the stock dividend in the amount of the split amount minus the number of shares held (510,000 total).

Rule 416 under the Securities Act of 1933 extends the coverage of a registration statement to certain additional securities issued or issuable pursuant to a split of a class of securities which includes undistributed securities covered by the registration statement or pursuant to a dividend declared on and payable in securities of such class. The rule provides that in such instances the registration statement shall be deemed to cover those additional securities which result from the split of, or the stock dividend on, the registered securities unless the registration statement provides otherwise.  Accordingly, each split or dividend share continues to retain the attributes of the shares on which the split was paid, be it restricted or registered.

The stock dividend of 5,740,000 shares paid on the 510,000 registered shares were issued to non-affiliates and pursuant to Rule 416(b) are covered by the Company’s original registration statement on Form S-1, and thus no further registration of these shares is required nor is any amendment to the registration statement required to reflect the dividend.

The original registration statement included the following caption under the fee table.

“In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.”

Accordingly, we have not revised the disclosure.

Larry Spirgel
Assistant Director
Division of Corporation Finance
November 15, 2010

5.	We note your response to comment eight from our letter dated October 6, 2010. Please revise your added disclosure to identify each individual.

We have revised the disclosure in the 8-K/A on page 5 as follows:

“Pursuant to the terms proposed by Paradox for Bridge Loans to be made to rVue, rVue agreed that following a subsequent transaction Paradox would have the opportunity to consent to release of lock up agreements and upon closing of the recapitalization such obligations were assumed by the Company.  During the time that rVue was a privately held subsidiary of Argo, an existing shareholder of Argo, Gregory McGowan, introduced rVue to Harvey Kesner, the managing member of Paradox, who through Paradox, agreed to advance certain bridge loans to rVue while the companies sought to negotiate an asset purchase agreement with Argo, in order to undertake a recapitalization of rVue’s business and operations.  Argo’s officers and directors negotiated directly with Mr. Kesner and with other prospective bridge lenders and the acquiring company and through RAMPartners SA obtained indications of interest for longer term financing resulting in the transaction in which rVue was purchased from Argo on May 13, 2010 and for issuance of the private placement securities sold by the Company and converted by the rVue bridge lenders.”

Description of Our Business. page 7

6.
We reissue comment ten from our letter dated October 6, 2010. Discuss the geographic markets initially targeted by the company. Explain the types and locations of customers solicited by the company. We note how the company generates revenues but it is not clear how and where the company targets advertisers.

We have revised the disclosure in the 8-K/A under the caption “Customers and Market” on page 9 as follows:

“A DOOH network is an accumulation of out of home digital displays.  rVue does not own any DOOH networks, but provides a digital exchange service that connects advertisers with networks, for a fee.  rVue’s customers are the advertisers who advertise on out of home displays.  As an internet based advertising exchange, rVue is a platform that intelligently connects the advertiser to these third-party networks providing an opportunity for displays and messages to be delivered to these screens and billboards.  Since each display device possesses a unique addressable IP (Internet Protocol) address, information can be directed from advertisers, across our platform, to a single screen or a group of screens that are owned by one, or many, networks, and information regarding the frequency, location and timing of displayed advertisements can be fed back across our platform to advertisers.

rVue gathers traffic to its internet site from internet users who have a need for rVue’s services and who use internet based search tools to find companies like rVue.  rVue has not advertised its services or capabilities to date, but promotes its business through direct contact with advertising agencies and media placement services that rVue has identified as representing advertisers that will likely advertise on DOOH networks, through word of mouth, and through inquiries received as a result of press that rVue has received in trade publications.  At this time, rVue does not target individual advertisers.”

Larry Spirgel
Assistant Director
Division of Corporation Finance
November 15, 2010

7.
We note your disclosure that you do not expect to generate significant additional revenues from the Levoip contract. Please revise to disclose the total revenues generated from the Levoip contract since the acquisition of rVue and supplementally advise where the Levoip arrangements are reflected in the transaction documents.

The Levoip contract was an assumed contract pursuant to Section 1.01(c) of the Asset Purchase Agreement filed as Exhibit 2.1 to the Original Report.  The contract was attached to Schedule 1.01 (c) of the Asset Purchase Agreement.  The Schedules to the Asset Purchase Agreement were not filed in accordance with Item 601(b)(2) of Regulation S-K.

We have revised the disclosure on page 7 of the 8-K/A Amendment as follows:

“In connection with the Transaction, the Company acquired from Argo all of its assets related to the rVue business, which included all of the common stock of rVue, Inc. as well as software, contracts and technology.  Such software and technology included the rVue demand side platform software as well as the rVue Client and Server Software which allows an end user to manage and operate a DOOH network. The Client Software is used to manage each screen or site and the Sever Software is used to manage the Client Software.  rVue has licensed the Client and Server Software to Levoip Corporation for installation in Italy.  Under the terms of the contract, Levoip is required to pay rVue: (1) a one-time initial site commissioning fee for first-time sites; (2) a recurring monthly license fee at a fixed dollar per site for each month a site utilizes the software; and (3) a 25% share of the gross third-party advertising displayed on the sites.  We do not expect to generate significant additional revenues from the Levoip contract after September 30, 2010, inasmuch as we have recently been informed that Levoip has suspended its installation of additional sites.  As of December 31, 2009 and as of September 30, 2010, the Company had generated $2,533 and $57,612 of revenue from the Levoip contract.”

8.
We note your response to comment 11 from our letter dated October 6, 2010. Briefly highlight how the “auction” approach works and why the company expects to earn transaction fees and not fees generated by auctions of available displays.

rVue is an internet based demand side advertising platform.  When it was conceived, it was designed to operate as an “Auction System” where online bidding would take place and where networks would offer their inventory for sale and advertisers or agencies could compete in an on-line auction environment to purchase such inventory.  The majority of networks did not have the technology to allow rVue to capture such information so rVue was redesigned to allow advertisers to make on-line offers to each network through the rVue platform.  We have furtherer revised our disclosure in the 8-K/A Amendment on page 8 as follows:

“Our Transaction v. Auction Approach

rVue allows advertisers to select as many or as few of the DOOH screens that are available through rVue when creating media plans and advertising campaigns.  The advertiser may then, through rVue, submit offers to each of those networks and negotiate the final price the advertiser will pay the network for the advertising.  Networks may accept, reject or counter offer.  Once the campaign is agreed to rVue earns a transaction fee of up to 4% of the gross amount of the advertising.  rVue primarily expects that it will generate transaction fees from these services and not auction type of fees as was initially anticipated when we first launched, as networks have not made their inventory available to us in a real-time environment which would permit us to conduct auctions, and we do not expect to earn any fees from auction style services.”

Larry Spirgel
Assistant Director
Division of Corporation Finance
November 15, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

9.
We reissue comment 12 from our letter dated October 6, 2010. We note your response and the added disclosure, however, it is still not clear how the revenues relating to “network and administrative services” relate to the three sources you describe on page 10. Please revise your disclosure to clarify how these revenues relate to such sources. Additionally, clarify your disclosure to detail what “additional software, contracts, and technology” you acquired in connection with the May 2010 acquisition and supplementally advise where such acquisitions are reflected in the transaction documents.

We have revised the disclosure on page 10 of the 8-K/A Amendment as follows:

“Revenue

We earn revenue in three broad categories:

License Fees.  We earn revenue from the licensing of our Client and Server software and technology to third parties, including DOOH networks.  We have granted an exclusive license for the use of our Client and Server software and technology in Italy to Levoip Corporation.

rVue was formed in September 2009.  At inception, our sole revenue was from license fees for certain software which we have licensed to Levoip Corporation in Italy and for which we earned, on an accrual basis, $2,533 for the year ended December 31, 2009.  We categorize this revenue as “License” revenue.  License revenue for the three, six and nine month periods ended September 30, 2010 were $13,657, $34,137 and $58,312, respectively.

We do not expect to generate significant additional revenues from the Levoip contract after September 30, 2010, inasmuch as we have recently been informed that Levoip has suspended its installation of additional sites.

Network and Administrative Services.  Network and Administrative Service revenue relate to fees we receive for producing programming in our studios or with outside services for Mattress Firm and AutoNation. We also earn network and administrative service revenue under contracts pursuant to which we provide content production and technical services to Mattress Firm and Accenture.

Effective December 1, 2009, we entered into an agreement to license certain software to an entity in Canada which was to build and operate a DOOH network.  In consideration for entering into the agreement we received a $50,000 fee which we are recognizing over the 11-month period of the contract.  For the year ended December 31, 200, we earned $4,546 of revenue from this contract which we categorized as “Network and Administrative Services” revenue.

Larry Spirgel
Assistant Director
Division of Corporation Finance
November 15, 2010

Commencing January 1, 2010, we assumed certain contract work from Argo for Accenture, AutoNation and Mattress Firm which we consider to be network related services.  Revenue from these services for the three, six and nine month periods ended September 30, 2010 were $136,311, $270,188 and $388,692, respectively, and are comprised as follows:

	Three Months Ended March 31, 2010	Six Months Ended June 30, 2010	Nine Months Ended September 30, 2010
Mattress Firm Contract Services	$60,000	$120,000	$180,000
AutoNation Contact Services	26,250	43,750	43,750
AutoNation Production Services		6,815	16,730
Accenture Contract Services	35,925	71,850	107,775
Canada License Fee	13,636	27,273	45,199
Other	500	500	6,238
	$136,311	$270,188	$399,692

Mattress Firm operates an in-store network.  We image computers to run the in-store network in each store location, and produce and create custom content such as in store sales promotions to display on such network.

Through May 2010 we provided AutoNation with oversight and management services and content production for their in-house network.  We monitored the network to ensure it was running at all times and created custom content for display on such networks.  Since June 2010 we provide content creation services on an as needed basis for AutoNation.

We assist Accenture with the maintenance and troubleshooting of a private network they operate.  We provide 24/7 services to ensure that the network operates without interruption.

We do not intend to pursue additional network related service opportunities as the focus of our business is to earn transaction fees from rVue as discussed below.

Transaction Fees.  We expect to earn transaction fees from advertisers and agencies for placing advertising with networks through rVue.  This is the focus of our business and the area in which we expect to generate the majority of our revenue in 2011 and beyond.  We do not expect that we will earn significant transaction fees in 2010.  The transaction fee is a percentage of the advertising dollars spent on campaigns, which varies based upon the level of targeting, reporting and other assistance we provide.

We have revised the disclosure on page 14 of the 8-K/A Amendment as follows:

“In connection with the Transaction, the Company acquired from Argo all of its assets related to the rVue business, which included all of the common stock of rVue, Inc. as well as software, contracts and technology.  Such software and technology included the rVue demand side platform software as well as the rVue Client and Server Software which allows an end user to manage and operate a DOOH network. The Client Software is used to manage each screen or site and the Sever Software is used to manage the Client Software.   rVue has licensed the Client and Server Software to Levoip Corporation for installation in Italy.  Under the terms of the contract, Levoip is required to pay rVue: (1) a one-time initial site commissioning fee for first-time sites; (2) a recurring monthly license fee at a fixed dollar per site for each month a site utilizes the software; and (3) a 25% share of the gross third-party advertising displayed on the sites.  We do not expect to generate significant additional revenues from the Levoip contract inasmuch as we have recently been informed that Levoip has suspended its installation of additional sites.”

Larry Spirgel
Assistant Director
Division of Corporation Finance
November 15, 2010

Supplementally, we are providing the following information to the Staff.

The Asset Purchase Agreement, which was filed as Exhibit 2.1 to the Original Report, states in Section 1.01:

1.01           Purchase and Sale of Assets.  Upon the terms and subject to the conditions set forth in this Agreement, Seller hereby agrees to sell, convey, transfer and assign to Purchaser, and Purchaser hereby agrees to purchase and acquire from Seller, all of the right, title and interest of Seller in, to and under the assets, properties and business, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held or used in the conduct of the Business by Seller on the Closing Date, including without limitation, all right, title and interest of Seller and its Affiliates in, to and under the following, which (whether or not listed below) are hereinafter collectively referred to as the “Assets”:

(a)                 all of the equipment, computers, servers, hardware, appliances, implements, and all other tangible personal property that are owned by Seller or any of its Affiliates and have been used in the conduct of the Business, including without limitation, the items listed on Schedule 1.01(a):

(b)                 all Real Property Leases to which Seller is a party, or which affect the Business or the Assets, including without limitation, the items listed on Schedule 1.01(b);

(c)                 all contracts (the “Contracts”) to which Seller is a party, or which affect the Business or the Assets, including without limitation, leases of personal property, licenses in and out of the Seller for Intellectual Property, and including without limitation, the items listed on Schedule 1.01(c) to the extent such Contracts can be validly and effectively assigned, but subject to Section 1.06;

(d)                 all rights, claims and causes of action against third parties resulting from or relating to the operation of the Business or the Assets prior to the Closing Date, including without limitation, any rights, claims and causes of action arising under warranties from vendors and other third parties;

(e)                 all governmental licenses, permits, authorizations, consents or approvals affecting or relating to Seller, the Business or the Assets (“Permits”) listed on Schedule 1.01(e) to the extent they can be validly and effectively assigned;

(f)                 all accounts receivable, notes receivable, prepaid expenses and insurance and indemnity claims to the extent related to any of the Assets or the Business;

(g)                 all goodwill associated with the Assets and the Business;

(h)                 all Business Records;

Larry Spirgel
Assistant Director
Division of Corporation Finance
November 15, 2010

(i)                 Seller’s right to use the name “RVUE” and all other names used in conducting the Business, and all derivations thereof, in connection with Purchaser’s future conduct of the Business;

(j)                 all Intellectual Property Assets, including without limitation, the items listed on Schedule 1.01(j); and

(k)                 all other privileges, rights, interests, properties and assets of whatever nature and wherever located that are owned, used or intended for use in connection with, or that are necessary to the continued conduct of, the Business as presently conducted or planned to be conducted as of the Closing Date; and

(l)                 All of the issued and outstanding shares of capital stock of rVue consisting of 10,000,000 shares of common stock, par value $0.001 per share (the “rVue Shares”);

provided that, notwithstanding the foregoing, the Assets shall not include the Excluded Assets.

Security Ownership of Certain Beneficial Owners and Management, page 28

10.	Please revise to disclose the natural persons who control each entity in the table.

The additional disclosure in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, has been added to the 8-K/A Amendment on page 29.

Ridge Clearing and Outsourcing Solutions should not have been included in the table as they are a clearing house and hold securities on behalf of their clients and they have been removed.

*           *           *

We believe the responses provided above fully address the Staff’s comments.  If you have any questions, please call me at 954.365.5441.

Sincerely,

rVue Holdings, Inc.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer

cc:           Securities and Exchange Commission
John Zitko

rVue Holdings, Inc.
Jason M. Kates, Chief Executive Officer and Director

Akerman Senterfitt
Michael Francis